================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO.1

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                            SPECIALTY CATALOG CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  84748Q-10-3
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                Lawrence E. Golub
                          Golub Associates Incorporated
                           230 Park Avenue, 19th Floor
                               New York, NY 10169
                                 (212) 207-1585

                                    Copy To:
                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                                 101 Federal St.
                                Boston, MA 02110
                                 (617) 345-9800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 2, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-d1(f) or 13-d-1(g), check the following box [X].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LAWRENCE E. GOLUB
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY
--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER    2,538,344*
 BENEFICIALLY
   OWNED BY                    *Includes  1,935,655  shares (including shares
    EACH                        subject  to  options)  covered  under  the
  REPORTING                     Stockholders Agreement described herein to which
   PERSON                       Lawrence E. Golub disclaims beneficial ownership
    WITH:                     --------------------------------------------------
                               9.     SOLE DISPOSITIVE POWER

                                       0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,538,344*

* Includes 1,935,655 shares covered under the Stockholders Agreement described herein to which Lawrence E. Golub disclaims beneficial ownership

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.63%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOLUB PS-GP, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  OO - Limited Liability Company
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 4 OF 14 PAGES
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  LEG PARTNERS III SBIC, L.P.
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           602,689
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      602,689
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  602,689
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [X]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.84%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

--------------------------                            --------------------------
CUSIP NO. 84748Q-10-3               SCHEDULE 13D              PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOLUB ASSOCIATES INCORPORATED
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [X]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3.                SEC USE ONLY
--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  NA
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER   1,935,655*
 BENEFICIALLY
   OWNED BY                   *Such shares (including shares subject to options)
    EACH                       are covered under the Stockholders Agreement
  REPORTING                    described herein to which Golub  Associates
   PERSON                      Incorporated disclaims beneficial ownership
    WITH:                     --------------------------------------------------
                               9.     SOLE DISPOSITIVE POWER

                                      0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,935,655*

     * Such shares are covered under the Stockholders Agreement described herein to which Golub Associates Incorporated disclaims beneficial ownership

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  40.90%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP NO. 84748Q-10-3                                         PAGE 6 OF 14 PAGES
---------------------                                             ---  ----

THIS AMENDMENT NO. 1 TO SCHEDULE 13D AMENDS AND REPLACES THAT CERTAIN SCHEDULE 13D FILED ON BEHALF OF CERTAIN OF THE REPORTING PERSONS NAMED HEREIN ON OCTOBER 19, 1999.

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $0.01 ("Common Stock")
                             ---------------------------------------------------

         Issuer:  Specialty Catalog Corp.

         Principal Executive Officers:         21 Bristol Drive
                                               South Easton, Massachusetts 02375

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i)    Golub PS-GP, LLC, a Delaware limited liability company;

         (ii)   LEG Partners III SBIC, L.P., a Delaware limited partnership;

         (iii)  Lawrence E. Golub, a United States citizen.

         (iv)   Golub Associates Incorporated, a Delaware Corporation.

         (b), (c) and (f) Each of the Reporting Persons has a business address of 230 Park Avenue, New York, New York 10169.

         LEG Partners III SBIC, L.P. is a privately owned investment partnership which is in the business of acquiring for investment and trading purposes, securities and other financial instruments.

         Golub PS-GP, LLC is a privately owned Delaware limited liability company, the principal business of which is to act as General Partner of LEG Partners III SBIC, L.P.

         Golub Associates Incorporated ("GAI") is a Delaware corporation, the principal business of which is to provide administrative and operational services to certain investment limited partnerships, including LEG Partners III SBIC, L.P. GAI, through itself, its affiliates and certain other participants has proposed forming an entity specifically for the purpose of consummating the transactions contemplated by the Letter Agreement dated December 2, 1999 (the "Letter Agreement") described more fully in Item 4 hereof. A copy of the Letter Agreement is attached hereto as Exhibit B.

         Lawrence E. Golub is a United States citizen residing in the State of New York, whose principal occupation is acting as the Managing Member of Golub PS-GP, LLC, the General Partner of LEG Partners III SBIC, L.P. and President of GAI. Mr. Golub also may be deemed to a controlling person of certain other private investment funds and managed accounts which as of the date hereof do not beneficially own any shares of the Issuer other than as a result, in certain cases, of direct or indirect ownership of limited partnership interests in LEG Partners III SBIC, L.P.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

CUSIP NO. 84748Q-10-3                                         PAGE 7 OF 14 PAGES
---------------------                                             ---  ----

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         LEG Partners III SBIC, L.P. used working capital to directly purchase the Common Stock owned by it in a privately negotiated transaction. The approximate aggregate amount of funds used by LEG Partners III, SBIC, L.P. to purchase such securities was $1,958,739. Shares of Common Stock which are reported as beneficially owned hereunder as a result of Stockholders Agreement described below have not been acquired by the Reporting Persons, and accordingly no funds were necessary or used in connection with such Agreements. In the event the Acquisition (as described below) is consummated, the acquiring entity will borrow funds to complete the acquisition of the equity ownership of the non-continuing shareholders, and for working capital purposes.

ITEM 4.  PURPOSE OF THE TRANSACTION

         As previously described in this Form 13D, certain of the Reporting Persons have engaged in discussions with the Company, its management and Board of Directors concerning alternative transactions that could result in a change of ownership or structure of the Company. On December 2, 1999, GAI and the Company entered into the Letter Agreement pursuant to which an entity to be formed by GAI, its affiliates and certain other participants (including certain of the Stockholders described below) would acquire the Issuer in a merger or similar transaction (the "Acquisition"), whereby the Issuer's shareholders would receive cash consideration of $5.00 per share upon the consummation of the Acquisition. The Acquisition would result in the Company becoming privately-owned, and its Common Stock no longer being publicly traded. In the Acquisition, certain members of current management are expected to continue as managers and equity owners of the Company. The Acquisition is expected to result in substantial changes in the Board of Directors.

         As an inducement to GAI to enter into the Letter Agreement, certain stockholders of the Company have entered into a Stockholders Agreement pursuant to which they have agreed, among other things, to vote their shares of Common Stock in favor of the Acquisition. See Item 6.

CUSIP NO. 84748Q-10-3                                         PAGE 8 OF 14 PAGES
---------------------                                             ---  ----

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:



         (i) LEG Partners III SBIC, L.P. is the beneficial owner of 602,689 shares of Common Stock, all of which were acquired directly in a privately negotiated transaction. The total number of shares of Common Stock beneficially owned by LEG Partners III SBIC, L.P. represents 13.84% of the shares of Common Stock outstanding.

         (ii) Golub PS-GP, LLC is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of LEG Partners III, SBIC, L.P. Golub PS-GP, LLC has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of LEG Partners III SBIC, L.P., Golub PS-GP, LLC may be deemed to have shared voting and dispositive power over the 602,689 shares (13.84%) of Common Stock of the Issuer beneficially owned by such limited partnership.


         (iii) Lawrence E. Golub, by reason of his position as Managing Member of Golub PS-GP, LLC, which is the General Partner of LEG Partners III SBIC, L.P., may be deemed to have indirect shared voting and dispositive power over the 602,689 shares of Common Stock of the Issuer beneficially owned by such limited partnership.

         Certain directors of other affiliates of the Reporting Persons also own approximately 19,000 shares of the Issuer which shares are not included herein. The Reporting Persons disclaim beneficial ownership of such shares for all purposes.

         GAI and Lawrence E. Golub may be deemed to have acquired beneficial ownership of an aggregate 1,935,655 shares of Common Stock (including shares subject to options) as a result of the Stockholders Agreement described in Item 6 hereof pursuant to which each may be deemed to have shared voting power over 1,935,655 shares of Common Stock representing 40.90% of the shares of Common Stock outstanding. GAI and Lawrence E. Golub disclaim beneficial ownership of such shares.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 4,351,386 outstanding shares of Common Stock of the Issuer as of November 1, 1999 reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 2, 1999.

         (b) LEG Partners III, SBIC, L.P. has the sole power to vote or to dispose of, or to direct the voting or to direct the disposition of, the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of LEG Partners III, SBIC, L.P. by its General Partner, Golub PS-GP, LLC. Accordingly, Lawrence E. Golub may be deemed to have shared voting and dispositive power over 602,689 shares of the Common Stock of the Issuer beneficially owned by LEG Partners III, SBIC, L.P.

CUSIP NO. 84748Q-10-3                                         PAGE 9 OF 14 PAGES
---------------------                                             ---  ----

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the execution of the Letter Agreement, Steven L. Bock ("Bock"), Samuel L. Katz ("Katz"), Martin E. Franklin, Guy Naggar ("Naggar"), First Global Holdings Limited ("First Global"), Oracle Investments & Holdings Limited ("Oracle") and Ionic Holdings LDC ("Ionic") (collectively, the "Stockholders", and each singly, a "Stockholder") each entered into a Stockholders Agreement with the Reporting Persons. Such Stockholders Agreement provides, generally, that each Stockholder will vote and otherwise commit his or its shares to support the Acquisition, including to approve any Definitive Merger Agreement, or similar definitive purchase agreement, pursuant to which the Acquisition will be accomplished. Such Stockholders, subject to limited exceptions for Katz, also agreed not to dispose of their shares of Common Stock during the pendency of the Acquisition, and each has agreed that, once definitive purchase agreements are entered into, they will not support any alternative acquisition proposal. A copy of the Stockholders Agreement is attached hereto as Exhibit C.


         It is expected that Messrs. Bock and Naggar will participate with the Reporting Persons in the Acquisition of the Company, by directly or indirectly contributing a portion of their current ownership interests to the acquiring company, or otherwise obtaining an equity interest in the surviving company. The terms and conditions of such arrangements are the subject of ongoing discussions and negotiations. In the case of Mr. Bock, such arrangements are expected to include an employment agreement with the surviving entity providing for salary, bonuses and options, as well as the purchase by the acquiring company of a portion of currently held options for an amount equal to the spread between the exercise price of such options and the $5.00 per share acquisition price.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing dated December 3, 1999
Exhibit B.  Letter Agreement dated December 2, 1999
Exhibit C.  Stockholders Agreement dated December 2, 1999

CUSIP NO. 84748Q-10-3                                        PAGE 10 OF 14 PAGES
---------------------                                            ----  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            LEG Partners III, SBIC, L.P.
                                            By:  Golub PS-GP, LLC
                                                 Its General Partner


                                           By: /s/ Lawrence E. Golub
                                              ---------------------------------
                                              Lawrence E. Golub, Managing Member




Dated as of:  December 3, 1999

CUSIP NO. 84748Q-10-3                                        PAGE 11 OF 14 PAGES
---------------------                                            ----  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                       GOLUB PS-GP, LLC




                                       By: /s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Managing Member





Dated as of:  December 3, 1999

CUSIP NO. 84748Q-10-3                                        PAGE 12 OF 14 PAGES
---------------------                                            ----  ----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.




                                       By:/s/ Lawrence E. Golub
                                          --------------------------------------
                                          Lawrence E. Golub, Individually





Dated as of:  December 3, 1999

CUSIP NO. 84748Q-10-3                                        PAGE 13 OF 14 PAGES
---------------------                                            ----  ----

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            Golub Associates, Inc.




                                            By: /s/ Lawrence E. Golub
                                               ---------------------------------
                                               Lawrence E. Golub, President





Dated as of:  December 3, 1999

CUSIP NO. 84748Q-10-3                                        PAGE 14 OF 14 PAGES
---------------------                                            ----  ----


                                    EXHIBIT A



                            AGREEMENT OF JOINT FILING
                             SPECIALTY CATALOG CORP.
                          COMMON STOCK, PAR VALUE $0.01



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 3rd day of December, 1999



                                    LEG Partners III, SBIC, L.P.

                                    By:  Golub PS-GP, LLC
                                         Its General Partner





                                    By: /s/ Lawrence E. Golub
                                       -----------------------------------------
                                       Lawrence E. Golub, Managing Member


                                     GOLUB PS-GP, LLC


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Lawrence E. Golub, Managing Member




                                     Golub Associates, Inc.


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                        Lawrence E. Golub, President


                                     By: /s/ Lawrence E. Golub
                                        ----------------------------------------
                                         Lawrence E. Golub, Individually

                         Golub Associates Incorporated
                                  230 Park Ave.
                              New York, N.Y. 10069



December 2, 1999


Board of Directors of
Specialty Catalog Corp.
21 Bristol Drive
South Easton, MA

Dear Members of the Board:

         We are pleased to submit a proposal to Specialty Catalog Corp. (the "COMPANY") and its shareholders pursuant to which a corporation ("NEWCO") formed by Golub Associates Incorporated, its affiliates and certain other participants will acquire the Company in a merger (the "ACQUISITION"). Newco, and the parties organizing Newco, are herein individually and collectively referred to as the "BUYER." The cash consideration payable to the shareholders at the closing of the Acquisition (the "CLOSING") would be $5.00 per share. Outstanding options with an exercise price of less than $5.00 per share will be purchased at their net value, computed as an amount equal to the cash consideration minus the exercise price per share. We have set forth below the essential structure and conditions of our proposal.

         1. STRUCTURE AND MERGER AGREEMENT. The transaction would be consummated pursuant to a Definitive Merger Agreement which would contain standard representations and warranties, conditions to closing, and customary exclusivity and similar provisions including but not limited to expense reimbursement and break-up provisions comparable to those set forth in Paragraph 5 hereof. In the Acquisition, Newco and the Company would merge, and all Company Common Stock held by non-continuing stockholders would be converted into the right to receive cash in the amount of the cash consideration. Simultaneously with execution of the Definitive Merger Agreement, the Company would grant to Newco an option to purchase shares of Common Stock at a price equal to the cash consideration. Filing of proxy material and other required SEC and governmental filings would be made promptly after execution of the Definitive Merger Agreement.

         2. FINANCING. Funds necessary to consummate the Acquisition and to pay related transaction expenses will be provided from (a) senior bank and subordinated debt facilities made available to us by one or more lenders with which we have already discussed this transaction, and (b) equity contributions to Newco from the Buyer. Based on our experience and on our continuing discussions with potential lenders, we are comfortable in our ability to obtain the necessary financing to consummate the Acquisition. Letters evidencing the availability of such financing will be provided prior to execution of the Definitive Merger Agreement.

         3. MANAGEMENT AND PARTICIPATION. The retention of key senior management will be an essential ingredient to the completion of the Acquisition, and we require the commitment of Steven L. Bock, the current Chief Executive Officer, to remain with the Company until and after the Closing. We believe that the Acquisition offers management the opportunity to provide enhanced value to Company shareholders, and thereafter play a substantial role in growing the business and executing the Company's long-term strategic plans. The precise terms and level of management participation will be defined in discussions with Steven L. Bock and certain other members of management, which we would expect to be concluded prior to execution of the Definitive Merger Agreement.

         4. CONDITIONS. Completion of the Acquisition is subject to the satisfaction of the following principal conditions:

         (a) the negotiation and execution of a Definitive Merger Agreement, satisfactory in form and substance to Newco and the Company, and the satisfaction or waiver of all conditions precedent contained therein, including that Steven L. Bock is able and willing to fulfill his agreement with Buyer to remain with the Company after the Acquisition;

         (b) the satisfactory completion prior to execution of the Definitive Merger Agreement of Buyer's and its advisors' legal, business and accounting due diligence investigations;

         (c) the successful consummation of the financing transactions referred to above on terms and conditions satisfactory to Buyer, and the receipt by the surviving corporation of the proceeds thereof;

         (d) the receipt of all necessary  governmental approvals and receipt by
the  Company  of  all  necessary  third  party  approvals,   including,  without
limitation, shareholder and board approvals; and

         (e) the absence of any material adverse change in the business, assets, condition (financial or otherwise) or prospects of the Company since December 31, 1998, other than as may already be disclosed in the Company's SEC reports or in schedules to the Definitive Merger Agreement.

         5. NEGOTIATIONS AND EXCLUSIVITY. (a) In consideration of the substantial expenditure of time, effort and expense to be undertaken by the Buyer, Newco and their respective representatives following the execution and delivery of this Letter Agreement, the Company hereby undertakes and agrees that without the prior written consent of Buyer, during the period ending as of the close of business on the thirtieth (30th) day following the execution of this Letter Agreement by both parties hereto, as such period may be extended by the parties' written agreement (the "TERMINATION DATE"), the Company will not, and will not authorize or permit any of its affiliates or representatives to, take, directly or indirectly, any action to initiate, assist, solicit, negotiate, encourage, accept, provide information to, or otherwise pursue any offer or inquiry from any person or entity (a) to engage in any Business Combination (as defined below) other than the transactions contemplated hereby or (b) to negotiate, discuss or reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination other than the transactions contemplated hereby; PROVIDED, HOWEVER, that the foregoing shall not prohibit the Company, after giving advance written notice to the Buyer, from furnishing information concerning the Company or its properties or assets pursuant to any appropriate and customary confidentiality agreement to a third party who has made an unsolicited written proposal for a Business Combination after the date hereof, or engaging in discussions or negotiations with a third party who has made any such unsolicited proposal after the date hereof but only if and to the extent that the Board of Directors of the Company shall have concluded in good faith, after consulting with financial advisors and considering the advice of outside counsel, that such action is required by the Board of Directors of the Company in the exercise of its fiduciary duties to the shareholders of the Company.

         (b) In the event that the Company agrees to any Business Combination with any party, or an affiliate of any party, with which the Company has contact during the term of this Letter Agreement, whether or not under the authority of this Paragraph 5, or any Business Combination which directly or indirectly results from such contact (so long as it is agreed to within 180 days after the Termination Date), then Buyer shall be entitled to (x) reimbursement of any and all of its reasonable out of pocket expenses of any and all kinds that may have been incurred by Buyer ( whether before or after the date hereof) in connection with this Letter Agreement or the anticipated transaction, and (y) a break-up fee equal to five percent (5%) of the total enterprise value of such Business Combination. Such expenses and break-up fee shall be paid by the Company to the Buyer within five (5) business days following the later of the Termination Date, or the date on which the Company agrees to enter into such other Business Combination. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Paragraph 5 by any director or executive officer of the Company or by any investment banker, financial advisor, attorney, accountant, or other representative of the Company (whether or not an alternative Business Combination is agreed to or consummated) shall be deemed to be a breach of this Paragraph 5 by the Company.

         For purposes hereof, "BUSINESS COMBINATION" means (i) any merger, consolidation, business combination or similar transaction to which the Company or any subsidiary thereof is a party or relating to the Company, any such subsidiary or any assets of or interest in the Company or any such subsidiary, or (ii) any sale or other disposition of capital stock of, or other equity interests in, the Company, in one or a series of transact ions by the Company or by any other party with the Company's approval or consent, pursuant to which any party becomes, directly or indirectly the beneficial owner of at least 33% of the total issued and outstanding Common Stock of the Company as of the date hereof, or any sale or other disposition of capital stock of or other equity interests in any subsidiary thereof or any sale, dividend or other disposition of all or any material portion of the assets and properties of the Company or any such subsidiary.

         6.       EXPENSES.

                  (a) Except as set forth in Paragraph 5 above, or as set forth below, each of the Buyer and the Company shall be responsible for their own expenses incurred in connection with the transactions contemplated hereby; provided, however, that in order to induce Buyer to engage in negotiations and due diligence for the purpose of consummating the Acquisition, the Company agrees that in the event the Acquisition is not consummated as a result of (i) a material adverse event having occurred in the business, prospects or condition of the Company which either (x) occurs after the execution hereof, or (y) occurred prior hereto and was not either described in SEC reports filed as of the date hereof or previously disclosed to Buyer in writing, or (ii) the refusal of the Company to enter into a Definitive Merger Agreement generally on the terms set forth herein and consistent with material terms customarily included in agreements for the purchase of a public company, then the Company shall reimburse the Buyer for Buyer's actual reasonable out of pocket expenses (whether incurred before or after the date hereof), up to a maximum reimbursement under this subsection (a) of $150,000.

                  (b) Each of the Buyer and the Company represents and warrants to the other that (a) neither it nor any of its affiliates or representatives has entered into any agreement or has had any discussion with any third party regarding any transaction involving the Company or any subsidiary thereof that could result in the other party hereto (or any of its affiliates or representatives)  having  any  liability  to such  third  party as a  result  of entering into this letter agreement or consummating the transactions contemplated hereby, and (ii) no third party agent, broker, finder, investment banker, financial advisor or other similar person or entity is entitled to any fee, commission or other compensation in connection with the entering into of this letter agreement. Each of Buyer and the Company shall indemnify, defend, save and hold harmless the other (and its affiliates and representatives) from and against any and all claims or liabilities resulting from any breach of the foregoing representations and warranties, including any legal or other expenses incurred in connection with the defense of any such claims.

         7. TERMINATION. Except for the expense reimbursement and break-up fee provisions of Paragraph 5 (b) and Paragraphs 6 and 9, this letter agreement will automatically terminate and be of no further force or effect upon the earliest of (a) the execution and delivery of the Definitive Merger Agreement, (b) the mutual agreement of Buyer and the Company, and (c) the Termination Date. Notwithstanding the immediately preceding sentence, the termination of this letter agreement shall not affect any rights any party has with respect to the breach of this letter agreement by another party prior to such termination.

         8. ACCESS TO INFORMATION. Pursuant to appropriate confidentiality agreements, the Company shall afford, and shall cause its affiliates, officers and representatives to afford to Buyer, Newco and their prospective providers of financing and each of their respective representatives, full and complete access to the Company's properties, business, personnel and financial, legal, tax and other data and information as any of them may reasonably request.

         9. LEGAL EFFECT. This letter agreement is intended to constitute an expression of the Company's and Buyer's mutual intent regarding the subject matter hereof. Except as referred to or set forth in Paragraphs 5, 6, 7, 8, and this Paragraph 9, neither Buyer nor the Company (nor any of their respective affiliates or representatives) shall have any legally binding obligations, rights or liabilities of any nature whatsoever to each other or to any other persons or entities, whether pursuant to this letter agreement or relating in any manner to the transactions contemplated hereby or the consideration thereof. Neither this letter agreement nor any party's execution hereof shall constitute an obligation or commitment of any party to enter into the

Definitive Merger Agreement or give any party any rights or claims against another in the event any party for any reason terminates negotiations to effect the transactions contemplated hereby, other than in respect of claimed breaches of Paragraphs 5, 6, 7, 8, and this Paragraph 9. All obligations or commitments to proceed with the transactions contemplated hereby shall be contained only in the Definitive Merger Agreement. This Letter Agreement shall be governed by the laws of the State of Delaware without giving effect to any conflict of laws principles which might indicate the applicability of the laws of any other State.

         10. PUBLIC DISCLOSURE. Except for such disclosure as may be necessary for each party hereto to comply with applicable securities or other law, as reasonably determined by such party, neither party shall make any public announcement, disclosure or press release relating to or disclosing the contents hereof without providing the other party a copy of such proposed announcement or press release a reasonable time prior to its dissemination, and obtaining the consent of the other party, which consent shall not be unreasonably withheld.
The company and the Buyer agree that the press release attached hereto is acceptable to both parties.

         11. PROCESS AND CONTACTS. In order to complete this Letter Agreement and proceed to the next steps toward the Acquisition, we would require the Company's countersignature on this Letter Agreement, and, executed voting agreements (the "Stockholders Agreement") from certain significant stockholders assuring that their personal shareholdings will be committed and available to support the Acquisition. Such Stockholders Agreement is attached hereto, and the Company has informed us that the Board has authorized this Letter Agreement and our entry into the Stockholders Agreement for purposes of complying with Delaware Business Corporation Law Section 203, and similar statutory or other provisions otherwise directly or indirectly limiting Buyer's beneficial ownership. We propose that immediately following your agreement to proceed, we will undertake due diligence, including due diligence necessary for financing sources. As you know, since we are already familiar with the Company, we believe that this part of the process can be completed quickly and with minimal distraction to your management team. At the same time, our counsel and other advisors will begin to work with the company to identify any other issues or procedural steps necessary to complete the transaction as expeditiously as possible.

         Any questions related to this letter agreement may be directed to the undersigned, or to our counsel, Joseph F. Mazzella, Esq. of Lane Altman & Owens LLP, Boston, Massachusetts. We look forward to working with you and the Company's management.


                                                   Very truly yours,

                                                   Golub Associates Incorporated


                                                   By: /s/ Lawrence E. Golub
                                                      --------------------------
                                                      Name:  Lawrence E. Golub
                                                      Title: President




Accepted:

Specialty Catalog Corp.


By: /s/ Thomas McCain
   ----------------------------------
   Name:   Thomas McCain
   Title:  Senior Vice President

Dated:  December 2, 1999

                             STOCKHOLDERS AGREEMENT


         THIS STOCKHOLDER AGREEMENT (this "Agreement") is made and entered into as of December 2, 1999, by and among Golub Associates Incorporated, a Delaware corporation and Steven L. Bock, Samuel L. Katz, Martin Franklin, Guy Naggar, First Global Holdings Limited, Oracle Investments & Holdings Limited, and Ionic Holdings LDC (collectively the "Stockholders," and each singly, a "Stockholder").

         WHEREAS, the Stockholders desire that a corporation ("Newco") formed by Golub Associates Incorporated ("GAI"), its affiliates and certain other participants (Newco, and the parties organizing Newco, are herein individually and collectively referred to as the "Buyer") and Specialty Catalog Corp., a Delaware corporation (the "Company"), enter into a Letter Agreement dated December 2, 1999 (as the same may be amended or supplemented, the "Letter Agreement") with respect to the acquisition of the Company by Newco in a merger or by other means (the "Acquisition"); and

         WHEREAS, the Stockholders are executing this Agreement as an inducement to GAI, on behalf of the Buyer, to enter into and execute the Letter Agreement;

         NOW, THEREFORE, in consideration of the execution and delivery by GAI of the Letter Agreement, and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:

         1. REPRESENTATIONS AND WARRANTIES. Each Stockholder represents and warrants to Buyer, as and with respect to such Stockholder and only such Stockholder (the Stockholder making such representations and warranties being sometimes referred to herein as, the "Stockholder"), as follows:

         (a) The Stockholder is the record and beneficial owner of the number of shares (the "Stockholder's Shares") of capital stock, $0.01 par value of the Company ("Company Capital Stock") set forth below such Stockholder's name on
SCHEDULE 1 attached hereto. This Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application respecting creditors' rights and by general equitable principles.

         (b) Neither the execution and delivery of this Agreement nor the consummation by the Stockholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Stockholder is a party or bound or to which the Stockholder's Shares are subject. If the Stockholder is married and the Stockholder's Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms. To the knowledge of the Stockholder, consummation by the Stockholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to the Stockholder or the Stockholder's Shares, excepting only certain disclosures and filings required under applicable securities laws.

         (c) The Stockholder Shares and the certificates representing the Stockholder's Shares are now, and at all times during the term hereof will be, held by the Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, security interests, proxies, voting trusts or voting agreements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder or under securities laws.

         (d) To the knowledge of the Stockholder, no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

         (e) The Stockholder understands and acknowledges that GAI, on behalf of itself, Newco and Buyer, is entering into the Letter Agreement in reliance upon the Stockholder's execution and delivery of this Agreement. The Stockholder acknowledges that the irrevocable proxy set forth in Section 4 is granted in consideration for the execution and delivery of the Letter Agreement by GAI on behalf of itself, Newco and the Buyer.

         2. VOTING AGREEMENTS. Each Stockholder agrees with, and covenants to Buyer that, from and after the time that any Definitive Merger Agreement or similar definitive acquisition agreement is agreed to or recommended by the Board of Directors, at any meeting of stockholders of the Company called to vote upon the Acquisition contemplated by the Letter Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Acquisition, or approval of the Definitive Merger Agreement or any other agreement or action related to the Acquisition, is sought (the "Stockholders' Meeting"), the Stockholder shall vote (or cause to be voted) the Stockholder's Shares (including any shares subject to exercisable options) in favor of the Acquisition, the execution and delivery by Company of the Definitive Merger Agreement or similar agreement or action necessary to consummate the Acquisition, and approval of each and any other action or transaction necessary or helpful to consummate the Acquisition or which may be contemplated by the Letter Agreement, and Stockholder agrees that no Stockholder Shares shall be voted in favor, tendered into, or otherwise used or committed in any way to any action, vote or transaction that is competitive to the Acquisition or which would hinder the consummation of the Acquisition in any way. In the event that the Acquisition is to be consummated by a tender offer commenced by the Buyer, or by a means other than merger as set forth in the Letter Agreement, the Stockholder shall tender the Stockholder's Shares in favor of Buyer, or to take such other action requested by Newco as reasonably necessary to consummate the Acquisition.

         3.       RESTRICTIONS ON TRANSFER.

         Each Stockholder agrees with, and covenants to, Buyer that during the term hereof such Stockholder shall not (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Stockholder's Shares or any interest therein, except pursuant to the

Acquisition; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Stockholder's Shares or any interest therein; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares, except for as set forth in this Agreement; (iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; (v) initiate, solicit or request, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to a Business Combination other than the transactions contemplated by the Letter Agreement, or
(vi) engage in negotiations or discussions with any other party relating to the acquisition or voting of the Stockholder Shares in connection with any competing proposal for a Business Combination other than the Acquisition, provided that subsections ((v) and (vi) hereof shall not be construed to limit the Stockholder in the performance of his fiduciary duties as an officer, Director or employee of the Company; and further, provided, that the Stockholder may transfer (as defined above) any of the Stockholder's Shares to any other person or entity who is on the date hereof, or to any family member of a person or to any charitable institution which prior to the Stockholders Meeting and prior to such transfer becomes, a party to this Agreement bound by all the obligations of the "Stockholder" hereunder. This Section 3 shall not apply to sales of Company shares in the open market, or in privately negotiated transactions with respect to Stockholder Shares beneficially owned by Samuel L. Katz, so long as such sale is not to a party known to have made or to be actively considering a Business Combination which is competitive to the Acquisition.

         4.       GRANT OF IRREVOCABLE PROXY; APPOINTMENT OF PROXY.

         (a) Effective upon execution of a definitive Merger Agreement, or similar definitive acquisition agreement with the Company, each Stockholder hereby irrevocably grants to, and appoints, GAI, Lawrence E. Golub ("Golub") in his capacity as President of GAI, and any individual who is designated by GAI, the Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Stockholder, to vote the Stockholder's Shares, or grant a consent or approval in respect of the Stockholder's Shares in favor of the Acquisition, the execution and delivery of the Letter Agreement and the Definitive Merger Agreement, or any other matter necessary to consummate the Acquisition, the approval of the terms thereof and each of the other transactions contemplated by such agreements and any other actions required to consummate the Acquisition, the approval of the terms thereof and each of the other transactions contemplated by such agreements and any other actions reasonably deemed necessary by Buyer to consummate the Acquisition, and to otherwise effectuate the agreements set forth herein.

         (b) Each Stockholder represents that any proxies heretofore given in respect of the Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

         (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Letter Agreement, and that such irrevocable proxy is coupled with an interest sufficient in law to support an irrevocable power of attorney and except as permitted herein may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware Business Corporation Law.

         5. CERTAIN EVENTS. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of any or all of the Stockholder's Shares shall pass, whether by operation of law or otherwise, including without limitation the Stockholder's successors or assigns. In the event of any stock split, stock dividends, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Capital Stock, or the acquisition of additional shares of Company Capital Stock or other voting securities of the Company by any Stockholder, the number of the Stockholder's Shares subject to the terms of this Agreement shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Capital Stock or other voting securities of Company issued to or acquired by the Stockholder.

         6. LEGENDS. Each Stockholder (other than Katz) agrees that at the request of the Buyer such Stockholder will place a legend, referring to this Agreement and in a form reasonably satisfactory to the Buyer, or the certificates representing such Stockholder's Shares.

         7. FURTHER ASSURANCES. Each Stockholder shall, upon request of Buyer, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Buyer to be necessary or desirable to carry out the provisions hereof and to vest the power to vote the Stockholder's Shares as contemplated by Section 4 in Buyer and the other irrevocable proxies described therein at the expense of Buyer.

         8. TERMINATION. Unless earlier terminated by mutual consent of the parties hereto, this Agreement shall expire (the "Termination Date"), and all obligations of the Stockholders shall terminate, upon the later of (i) the termination of the Letter Agreement, and (ii) as of the date of termination of the Definitive Merger Agreement, or similar definitive agreement pursuant to which the Acquisition is to be accomplished. Unless earlier terminated by mutual consent of the parties hereto or otherwise as set forth in the preceding sentence, this Agreement shall expire with respect to Steven L. Bock ("Bock") and all obligations of Bock hereunder shall terminate in the event that (a) Buyer and Bock shall not have entered into a definitive employment agreement respecting Bock's employment on or prior to the date that Buyer and Company shall enter into a Definitive Merger Agreement, or (b) this Agreement shall expire or terminate for any reason with any other signatory to this Agreement (other than Samuel L. Katz) as a Stockholder.

         9. COSTS. If any party institutes an action for the enforcement of this Agreement, the prevailing party shall be entitled to reimbursement on demand of all costs and expenses of such action including reasonable legal fees. Buyer acknowledges that the Company shall pay all of Stockholders' expenses related to the negotiation and execution of this Agreement.

         10.      MISCELLANEOUS.

         (a) Capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings assigned to them in the Letter Agreement.

         (b) All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for any party as shall be specified by like notice); (i) if to Buyer, to the address provided in the Letter Agreement; and (ii) if to a Stockholder, to its address shown below its signature on the last page hereof.

         (c) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (d) This Agreement may be executed in two or more counterparts, each of which shall be considered an original hereof and one and the same agreement.

         (e) This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (f) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (g) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except as expressly contemplated by the proviso to
Section 3. Any assignment in violation of the foregoing shall be void.

         (h) Each Stockholder agrees that irreparable damage would occur and that Buyer would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Buyer shall be entitled to an injunction or injunctions to prevent breaches by any Stockholder of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, this being in addition to any other remedy to which Buyer is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court, unless the party against whom such action is being brought is unavailable for service of process in the State of Delaware or such party attempts to deny or defeat such personal jurisdiction. The foregoing remedies are in addition to, and not in lieu of, any payment required to be made by the Company pursuant to the terms of the Letter Agreement.

         (i) If any term, provision, covenant or restriction herein, or the application thereof to any circumstances, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (j) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.

         IN WITNESS WHEREOF, the undersigned parties have executed and delivered this Agreement as of the day and year first above written.


                                              GOLUB ASSOCIATES INCORPORATED

                                              By: /s/ Lawrence E. Golub
                                                 -------------------------------
                                              Name:  Lawrence E. Golub
                                              Title:  President
                                              Golub Associates Incorporated
                                              230 Park Avenue, 19th Floor
                                              New York, NY  10169

                                              STOCKHOLDERS:

                                              /s/ Steven L. Bock
                                              ----------------------------------
                                              Steven L. Bock, individually
                                              c/o Specialty Catalog
                                              21 Bristol Drive
                                              South Easton, Massachusetts  02375

                                              /s/ Guy Naggar
                                              ----------------------------------
FIRST HOLDINGS GLOBAL                         Guy Naggar, individually
LIMITED                                       c/o Dawnay, Day & Co. Ltd.
                                              15 Grosvenor Gardens
                                              London, England  SW1W0BD
By:/s/ Elizabeth Le Poidevin
   --------------------------------
     Name:   Elizabeth Le Poidevin             /s/ Samuel L. Katz
     Title:  Director                         ----------------------------------
                                              Samuel L. Katz, individually
ORACLE INVESTMENTS &                          c/o Cendant Corporation
HOLDINGS LIMITED                              9 West 57th Street
                                              New York, New York  10019


By:/s/ Elizabeth Le Poidevin                   /s/ Martin E. Franklin
   -------------------------------            ----------------------------------
     Name:   Elizabeth Le Poidevin             Martin E. Franklin, individually
     Title:  Director                         c/o Lumen Technologies, Inc.
                                              555 Theodore Fremd Ave.
IONIC HOLDINGS LDC                            Rye, New York  10580

By:/s/ Elizabeth Le Poidevin
   -------------------------------
     Name:   Elizabeth Le Poidevin
     Title:  Director

AGREED TO AS TO PARAGRAPH 9:
Specialty Catalog Corp.

By:/s/ Thomas McCain
   ------------------------------
      Name:   Thomas McCain
      Title:  Senior Vice President and
              Chief Financial Officer

                                   SCHEDULE 1

                                  STOCKHOLDERS


          Steven L. Bock                                             472,160(1)

          Guy Naggar                                                 404,700(2)

          First Global Holdings Limited                              244,655(3)
          Oracle Investments & Holdings Limited                      244,656(3)
          Ionic Holdings LDC                                         244,655(3)

          Samuel L. Katz                                              93,608(4)

          Martin E. Franklin                                         231,221(5)



(1) Includes 310,226 shares of common Stock underlying stock options which became exercisable upon the consummation of the Company's initial public offering at a price of $.3056 per share; 30,000 shares of Common Stock underlying stock options which are exercisable at a price of $5.33 per share; and 32,000 shares of Common Stock underlying stock options under the 1996 Stock Incentive Plan (the "Plan") which are exercisable at a price of $6.50 per share.

(2) Includes 401,667 shares of Common Stock which was the amount attributed to the shareholder and received by him upon dissolution of Viking Holdings Limited, includes 3,033 shares of Common Stock underlying stock options issued under the Plan which are issued under the Plan which are exercisable at a price of $6.50 per share.

(3) The Marion Naggar's Children Settlement Trust is the sole shareholder of each of Oracle Investments Holdings Limited, First Global Holdings Limited and Ionic Holdings LDC and may be deemed the beneficial owner of an aggregate 733,966 shares.

(4) Includes 3,033 shares of Common Stock underlying stock options issued under the Plan which are exercisable at a price of $6.50 per share.

(5) Includes 3,033 shares of Common Stock underlying stock options issued under the plan which are exercisable at an exercise price of $6.50 per share.